VIA EDGAR
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                                                              September 11, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: Ryan Milne

RE:      Kids Germ Defense Corp., Form 8-K filed on August 6, 2009
         File: 333-1587321

Dear Mr. Milne:

Please be informed that Kids Germ Defense Corp. ("KGDC") has amended the Form 8-K, dated August 6, 2009, as filed on August 21, 2009. KGDC has updated it to reflect that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Sincerely,



Mark Nicholas